UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [January] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   (   ✓   )                     No        Form 40-F   (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   (        )                    No   (   ✓   )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated January 19, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Change of Representative director.

1.Summary of representative director change.	Before the change	Hyung-Yun Lee

	After the change	Hyung-Yun Lee, Soon- Do Kwon

2.Reason of change		Add a representative director for respective representative director

3.Date of change		January 19, 2005

4. Resolution date of board of directors		January 19, 2005

- Attendance of outside directors	Present (No)	2

	Absent (No)	1

- Attendance of auditors		Yes

5.Others		Add a representative director for respective representative director from Hyung-Yun Lee, a single representative director before

Date of relevant disclosure	-

[Profile of newly appointed representative director]

Name	Relationship with the largest shareholders	Major Career	Remark
Soon-Do Kwon	-	- Korea university, Department of business and administration - S-Oil Co., Ltd - Mirae Corporation, Vice president - SoftForum Co., Ltd., CEO & President

The following table sets forth the summary of Decision on disposal of fixed asset.

1.The objective for disposal	Real estate (Building and land for Research and Development center, the location is Gyeonggi-do Hwaseong City, Dongtan-myeon)

2.Scale of the objective for disposal	Ground: 38,413m2, Total floor space: 15,529.23m2

3.Amount of disposal (KRW)	24,000,000,000

- Total amount of assets at the end of the latest fiscal year (KRW)	195,881,858,466

- Comparison to total amount of assets (%)	12.25

4.Evaluation amount of fixed asset of concerned (KRW)	20,687,280,729

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	5.Opposite of transactions	MAPS Investment Management Co., Ltd, MyAsset Investment Management/Advisory Co., Ltd, Korae Financial Consulting Co., Ltd

	- Relationship with company	-

	6.Purpose of disposal	Corporate restructuring by selling unprofitable fixed asset

	7.Expected date of disposal	January 19, 2005

	8. Method of disposition	Disposal of possessed firsthand asset

	9. Resolution date of board of directors	January 19, 2005

- Attendance of outside directors	Present (No)	2

	Absent (No)	1

	- Attendance of auditors	Yes

	10.Applicability of Fair Trade Act	No

	11.Others	Total amount of assets at the end of the latest fiscal year in item 3 and evaluation amount of fixed asset of concerned in item 4 is based on the end of September 2004 because did not settle the accounts yet.

Date of relevant disclosure	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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